Exhibit 99.2

Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
Three and Six Month Periods Ended June 30, 2009 and 2008

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Unaudited - Expressed in Canadian dollars)
	June 30,	December 31,
	2009	2008
	$	$

ASSETS
Current
Cash and cash equivalents	9,568,578	2,254,652
Trade receivables, net [notes 5 and 11[b]]	2,074,574	991,540
Other receivables	271,148	60,476
Inventories [note 6]	2,119,772	2,411,329
Prepaid expenses and other	254,027	256,760
Total current assets	14,288,099	5,974,757
Long-term prepaids	2,215	200,729
Restricted investments [notes 4 and 8[iii]]	900,944	903,248
Property, plant and equipment [note 7]	11,516,707	12,201,876
Intangible assets [note 3]	121,300	114,297
	26,829,265	19,394,907

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable [note 5]	1,111,838	572,576
Accrued and other liabilities [note 11[a]]	517,467	1,941,271
Lease inducements - current portion [note 8]	421,333	412,717
Deferred revenue - current portion [note 9]	513,977	101,405
Total current liabilities	2,564,615	3,027,969
Lease inducements [note 8]	9,344,548	9,558,668
Deferred revenue [note 9]	24,301	48,142
	11,933,464	12,634,779
Commitments and contingencies [note 12]
Shareholders’ equity
Share capital [note 10[b]]	89,084,660	80,107,580
Contributed surplus [note 10[b]]	10,598,322	7,809,327
Deficit	(84,787,181)	(81,156,779)
Total shareholders’ equity	14,895,801	6,760,128
	26,829,265	19,394,907
See accompanying notes

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

(Unaudited - Expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$

REVENUE
Product sales [notes 11[b] and 13]	2,067,194	846,607	4,346,770	1,944,092
Cost of sales [note 10[d]]	2,040,993	832,453	3,969,764	1,833,782
Gross profit on product sales	26,201	14,154	377,006	110,310

Contract service fees and revenues from collaborative
research arrangements [notes 11 and 13]	668,221	150,908	1,101,045	226,544
	694,422	165,062	1,478,051	336,854
EXPENSES
Research and development [note 10[d]]	1,344,204	1,799,736	2,574,071	3,594,657
General and administrative [notes 10[d] and 11]]	695,318	1,240,597	1,411,093	2,487,748
Marketing and business development [note 10[d]]	373,501	645,691	754,196	1,259,733
Total expenses	2,413,023	3,686,024	4,739,360	7,342,138

OTHER EXPENSES (INCOME)
Interest expense [note 8]	241,405	220,134	449,601	366,640
Interest income	(116)	(28,403)	(7,667)	(68,562)
Foreign exchange loss (gain)	(60,903)	27,801	(72,841)	(18,757)
Total other expenses	180,386	219,532	369,093	279,321
Loss and comprehensive loss for the period	(1,898,987)	(3,740,494)	(3,630,402)	(7,284,605)

Deficit, beginning of period	(82,888,194)	(71,037,234)	(81,156,779)	(67,493,123)
Deficit, end of period	(84,787,181)	(74,777,728)	(84,787,181)	(74,777,728)

Loss per common share - basic and diluted	(0.01)	(0.03)	(0.02)	(0.05)
Weighted average number of common shares
outstanding	207,408,272	136,319,149	188,975,876	133,172,754
See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(1,898,987)	(3,740,494)	(3,630,402)	(7,284,605)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 7]	375,309	274,163	712,213	401,349
Amortization of intangible assets [note 3]	3,391	21,933	6,901	43,866
Amortization of deferred lease inducements [note 8]	(42,234)	(42,036)	(84,468)	(51,082)
Stock-based compensation	186,988	183,712	373,843	362,372
Amortization of deferred costs	-	2,550	-	5,100
Deferred lease inducements	-	-	-	95,784
Restricted investments	681	1,572	2,304	2,328
Other non-cash items	22,452	-	22,452	-
Changes in non-cash working capital
Trade receivables	(127,602)	479,128	(1,083,034)	118,484
Other receivables	(228,154)	1,817,066	(210,672)	744,280
Inventories	(221,854)	(991,004)	291,557	(1,234,594)
Prepaid expenses and other	180,682	49,017	201,247	54,119
Accounts payable	384,115	(1,416,380)	537,518	(898,013)
Accrued liabilities	(991,339)	(9,340)	(1,423,804)	142,376
Holdback payable	-	(4,375)	-	(5,972)
Deferred revenue	(95,144)	(15,295)	388,731	(39,638)
Foreign exchange (gain) loss	15,651	16,798	39,214	(32,693)
Cash used in operating activities	(2,436,045)	(3,372,985)	(3,856,400)	(7,576,539)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(11,424)	(986,333)	(49,497)	(6,197,734)
Purchase of intangible assets	(8,145)	-	(12,159)	-
Cash used in investing activities	(19,569)	(986,333)	(61,656)	(6,197,734)

FINANCING ACTIVITIES
Repayable lease inducement received	-	756,474	-	5,208,019
Repayment of repayable lease inducement	(58,898)	(54,249)	(121,036)	(89,600)
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid subscriptions	11,392,232	3,708,278	11,392,232	3,934,169
Cash (used in) provided by financing activities	11,333,334	4,410,503	11,271,196	9,052,588

Effect of changes in foreign currency rates
on cash and cash equivalents	(15,651)	(16,798)	(39,214)	32,693

Decrease in cash during the period	8,877,720	51,185	7,353,140	(4,721,685)
Cash and cash equivalents, beginning of period	706,509	3,450,582	2,254,652	8,173,961
Cash and cash equivalents, end of period	9,568,578	3,484,969	9,568,578	3,484,969

Supplemental Disclosure
Interest paid in cash	206,677	220,134	414,873	366,640
Non-cash activity:
Non-repayable leasehold improvement allowance received	-	170,799	-	1,269,781
See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia).  The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks.  Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments.  RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  The Company has incurred significant losses to date and as at June 30, 2009 had an accumulated deficit of $84,787,181 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern.  Management has been able, thus far, to finance the operations through a series of debt and equity financings.  During the three month period ended June 30, 2009, the Company received net cash proceeds of  $11,392,232 through the issuance of shares from a public offering.

Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the period presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The unaudited consolidated interim financial statements do not include all of the information and footnotes required to be presented for annual financial statements.  Accordingly, these financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2008.

The accompanying consolidated interim financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at June 30, 2009 and its results of operations and its cash flows for the period then ended and for all such periods presented.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant.  Sales are recorded net of discounts and sales returns.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are  directly linked to specific milestones are deferred and amortized into income as services are rendered.  Upfront fees from collaborative research arrangements which are non-refundable, require the ongoing involvement of the Company and are not directly linked to specific milestones are deferred and amortized into income on a straight-line basis over the term of ongoing development.  Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

The Company’s other significant accounting policies are disclosed in Note 2 of its audited consolidated financial statements as at and for the year ended December 31, 2008.  There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2008 other than those presented in Note 3.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENT

CHANGE IN ACCOUNTING POLICY

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3064 - “Goodwill and Intangible Assets”.   This section replaces existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450,  “Research and Development”.  The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.   The impact of this change in accounting policy on prior periods is as follows:

	Six Months Ended	Year Ended
	June 30, 2008	December 31, 2008
	$	$
Consolidated Balance Sheets

Decrease in property, plant and equipment	(55,511)	(114,297)
Increase in intangible assets	55,511	114,297

Consolidated Statements of Loss and Cash Flows

Decrease in amortization of property, plant and equipment	(21,933)	(69,698)
Increase in amortization of intangible assets	21,933	69,698

Decrease in acquisition of property, plant and equipment	-	(59,926)
Increase in acquistion of intangible assets	-	59,926

The following table outlines the restated amounts included in intangible assets:

		Accumulated	Net book
	Cost	Amortization	value
	$	$	$

June 30, 2009	343,617	222,317	121,300
December 31, 2008	329,713	215,416	114,297
June 30, 2008	269,787	189,501	80,286

Amortization expense for the three and six month periods ended June 30, 2009 amounted to $3,391 and $6,901 [2008 - $21,933 and $43,866], respectively.

As of June 30, 2009, $115,842 of the Company’s assets related to intangible assets are not yet in service and hence not amortized [December 31, 2008 - $105,112].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENT (cont’d)

RECENT ACCOUNTING PRONOUNCEMENT

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles are to be converged with IFRS.  On February 13, 2008 the CICA confirmed that the use of IFRS is required for fiscal years beginning on or after January 1, 2011, with appropriate comparative data from the prior year.

Under IFRS, there is significantly more disclosure required, specifically for interim reporting.  In addition, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  While the Company has commenced assessing the adoption of IFRS for its fiscal year beginning January 1, 2011, the financial impact of the transition to IFRS cannot be reasonably estimated at this time.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

4. CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to other stakeholders.  This is accomplished by pricing products and services commensurately with the Company’s strategies that attempt to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value.  The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholder’s equity as disclosed in the consolidated balance sheets.

The Company has three externally imposed capital requirements which are recorded as restricted investments in the long-term asset section of the consolidated balance sheets:

a)	To secure the facility lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit [Note 8[iii]].
b)	As security on a credit facility, the Company is required to hold a $27,500 investment deposit with the lending institution providing the capital.
c)	As security on services provided to the Company, the Company is required to hold a $2,500 investment deposit to the company providing these services.

The Company has not revised its capital management strategies during the six month period ended June 30, 2009.

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.  The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  Held-for-trading financial instruments are initially measured at fair value and subsequent changes in fair value are recognized in net income.  Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are initially measured at fair value and subsequently measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.  Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

The Company has classified its cash and cash equivalents as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Carrying value and fair value of financial assets and liabilities as at June 30, 2009 and December 31, 2008 are summarized as follows:

	June 30, 2009		December 31, 2008

	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	9,568,578	9,568,578	2,254,652	2,254,652
Loans and receivables	2,345,722	2,345,722	1,052,016	1,052,016
Held-to-maturity	900,944	900,944	903,248	903,248
Other financial liabilities	9,100,439	9,100,439	10,106,017	10,106,017

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital.  Risk management activities are managed by the finance and accounting department.

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in US dollars.  Significant losses may occur due to significant balances of cash and cash equivalents held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk is limited as its cash equivalents and restricted investments are short-term in nature.

Other Price Risk

Other price risk is the risk that the future value or cash flows of a financial instrument will fluctuate because of changes in market prices.  Exposure to price risk is low as the Company’s cash management policy is to invest excess cash in high grade/low risk investments over short periods of time.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  The risk arises primarily from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers.

As at June 30, 2009, four customers represent 85% [December 31, 2008 - four customers represent 78%] of the trade receivables balance.  For the three and six month periods ended June 30, 2009, four and four customers represent approximately 77% and 77% [2008 – six and ten customers represent approximately 76% and 78%], respectively, of total product sales.  For the three and six month periods ended June 30, 2009, three and three customers represent 100% and 100% [June 30, 2008 – one and one customer represent 100% and 100%], respectively, of total service revenues.

The Company reviews the collectibility of its accounts receivable on a regular basis and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at June 30, 2009, the balance of the Company’s allowance for doubtful accounts was $Nil [December 31, 2008 - $Nil].  The Company has good credit history with its customers and the amounts due from them are received as expected.

Pursuant to their respective terms, trade accounts receivables are aged as follows at June 30, 2009:

Current	$1,529,869
1-30 days past due	405,374
31-60 days past due	107,022
61-90 days past due	-
Over 90 days past due	32,309
2,074,574
Allowance for doubtful accounts	-
$2,074,574

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

5. FINANCIAL INSTRUMENTS (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company continuously monitors actual and forecasted cash flows to ensure, as far as possible, there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payable are aged as follows at June 30, 2009:

Current	$669,638
1-30 days past due	427,739
31-60 days past due	1,196
61-90 days past due	-
Over 90 days past due	13,265
$1,111,838

6. INVENTORIES

	June 30,	December 31,
	2009	2008
	$	$
Raw materials	568,944	526,786
Work in process	718,130	437,284
Finished goods	832,698	1,447,259
	2,119,772	2,411,329

The carrying value of inventory as at June 30, 2009 includes a provision for lower of cost and net realizable value in the amount of $67,680 [December 31, 2008 - $69,598].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

7. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

June 30, 2009
Office furniture and equipment	938,931	249,959	688,972
Office computer equipment	239,807	161,166	78,641
Laboratory furniture and equipment	580,288	480,698	99,590
Laboratory computer equipment	413,520	381,549	31,970
Computer software	38,325	37,351	974
Manufacturing equipment	2,097,758	478,076	1,619,682
Manufacturing molds	596,940	506,655	90,285
Leasehold improvements	9,753,466	846,873	8,906,593
	14,659,034	3,142,327	11,516,707

December 31, 2008
Office furniture and equipment	938,931	158,145	780,786
Office computer equipment	234,207	135,636	98,571
Laboratory furniture and equipment	580,288	462,444	117,844
Laboratory computer equipment	412,798	361,825	50,973
Computer software	37,309	37,309	-
Manufacturing equipment	2,078,052	356,517	1,721,535
Manufacturing molds	596,940	399,220	197,720
Leasehold improvements	9,753,465	519,018	9,234,447
	14,631,990	2,430,114	12,201,876

Amortization expense for the three and six month periods ended June 30, 2009 amounted to $375,309 and $712,213 [2008 - $274,163 and $401,349], respectively.

Long-lived assets to be held and used by the Company are periodically reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

As of June 30, 2009, $42,683 of the Company’s assets related to manufacturing equipment are not yet in service and hence not amortized [December 31, 2008 - $1,149,965].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

8. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year lease agreement for a new premise [Note 12[e][ii]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$

June 30, 2009
Rent-Free Inducement [i]	814,164	76,891	737,273
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	143,326	1,557,474
Repayable Leasehold Improvement Allowance [iii]	7,814,418	343,284	7,471,134
	10,329,382	563,501	9,765,881

December 31, 2008
Rent-Free Inducement [i]	814,164	49,753	764,411
Non-Repayable Leasehold Improvement Allowance [ii]	1,700,800	85,996	1,614,804
Repayable Leasehold Improvement Allowance [iii]	7,814,418	222,248	7,592,170
	10,329,382	357,997	9,971,385

	June 30,	December 31,
	2009	2008
Summarized as to:	$	$
Current Portion
Rent-Free Inducement [i]	54,278	54,278
Non-Repayable Leasehold Improvement Allowance [ii]	114,661	114,661
Repayable Leasehold Improvement Allowance [iii]	252,394	243,778
Current Portion	421,333	412,717

Long-Term Portion
Rent-Free Inducement [i]	682,995	710,133
Non-Repayable Leasehold Improvement Allowance [ii]	1,442,813	1,500,144
Repayable Leasehold Improvement Allowance [iii]	7,218,740	7,348,391
Long-Term Portion	9,344,548	9,558,668

Total	9,765,881	9,971,385

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

8. LEASE INDUCEMENTS (cont’d)

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
The Company negotiated a long-term lease agreement for the new premise which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for the three and six month periods ended June 30, 2009 amounted to $13,569 and $27,138 [2008 - $13,569 and $22,615], respectively.

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the new premise.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the operating lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for the three and six month periods ended June 30, 2009 amounted to $28,665 and $57,330 [2008 - $28,467 and $28,467], respectively.

[iii]
The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the new premise.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the three and six month periods ended June 30, 2009 amounted to $58,898 and $121,036 [2008 - $54,249 and $89,600], respectively.

Future principal repayments due to be paid are estimated as follows:

June 30,	$
2010	252,394
2011	281,601
2012	314,188
2013	350,545
2014	391,110
Thereafter	5,881,296
7,471,134

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collaterized by an investment with market value of $870,897 [December 31, 2008 - $872,757], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

9. DEFERRED REVENUE

	June 30,	December 31,
	2009	2008
	$	$
Beginning balance:
Product sales	149,547	206,480
Additions:
Product sales	20,740	498,386
Contract service fees and revenues from
collaborative research arrangements	1,177,600	466,250
	1,347,887	1,171,116
Recognition of revenue:
Product sales	(73,838)	(555,319)
Contract service fees and revenues from
collaborative research arrangements	(735,771)	(466,250)
Ending balance:
Product sales	96,449	149,547
Contract service fees and revenues from
collaborative research arrangements	441,829	-
	538,278	149,547

Summarized as to:
Current Portion
Product sales	72,148	101,405
Contract service fees and revenues from
collaborative research arrangements	441,829	-
Current Portion	513,977	101,405

Long-Term Portion
Product sales	24,301	48,142
Long-Term Portion	24,301	48,142

Total	538,278	149,547

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]  Authorized - Unlimited common shares without par value.

[b]  Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2007	129,977,631	71,393,556	7,172,788
Issued for cash:
Exercise of warrants [iii]	6,285,239	3,896,848	-
Exercise of stock options	72,470	37,321	-
Private placement, net of issue costs and fair
value of warrants [ii]	34,003,335	3,716,620	962,628
Issued for non-cash consideration:
Value of warrants exercised [iii]	-	1,039,578	(1,039,578)
Stock-based compensation related to
stock options exercised	-	23,657	(23,657)
Stock-based compensation	-	-	737,146
Balance, December 31, 2008	170,338,675	80,107,580	7,809,327
Issued for cash:
Public offering, net of issue costs and fair
value of warrants [i]	84,333,333	8,977,080	2,415,152
Stock-based compensation [note 10 [d]]	-	-	373,843
Balance, June 30, 2009	254,672,008	89,084,660	10,598,322

[i]
The Company closed a public offering on May 21, 2009 consisting of 84,333,333 units at a price of $0.15 per share, for total gross proceeds of $12,650,000 before share issuance costs of $1,257,768 for net proceeds of $11,392,232.

Each unit is comprised of one common share and one-half of one transferable common share purchase warrant for a total of 42,166,666 common share purchase warrants.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.25 per share for a period of 24 months from the closing date.

In connection with the financings, the Company paid cash commissions of $742,588, legal and professional fees of  $266,976 and other share issuance costs of $248,204.  In addition to this, the Company also issued 2,530,000 broker’s warrants with each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.25 per share for a period of 24 months from the closing date.

The fair value of the 44,696,666 common share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	101%
Risk-free interest rate	0.92%
Expected life in years	2.00
Fair value per warrant	$0.06

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[i]	Issued (cont’d)

Accordingly, share issue costs of $991,118 and $266,650 were allocated to share capital and contributed surplus, proportional to the fair value of the shares and warrants, respectively.

[ii]
The Company closed a private placement on October 28, 2008 and October 31, 2008 consisting of 31,084,435 and 2,918,900 units, respectively, at a price of $0.15 per share, for total gross proceeds of $5,100,500.  Eachunit is comprised of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.20 per share for a period of 36 months from the closing date.

In connection with the financings, the Company paid cash commissions of $291,386 and legal and professional fees of $129,866 for total net proceeds of  $4,679,248, of which $3,716,620 was allocated to the common shares issued and $962,628 was allocated to contributed surplus to reflect the fair value of the common share purchase warrants.

The fair value of the 17,001,668 share purchase warrants issued was determined using the Black-Scholes option pricing model using the following assumptions:

	October 28, 2008	October 31, 2008
	warrants	warrants
Dividend yield	0%	0%
Expected volatility	71%	71%
Risk-free interest rate	2.18%	2.11%
Expected life in years	3.00	3.00
Fair value per warrant	$0.06	$0.08

Accordingly, $932,533 of the proceeds, less $77,018 in issue costs, was allocated as the fair value of the October 28, 2008 warrants, and $116,756 less $9,642 in issue costs, was allocated as the fair value of the October 31, 2008 warrants for a total aggregate value of $962,628 which was recorded in contributed surplus in the consolidated balance sheets.

[iii]	During the year ended December 31, 2008, 6,285,239 share purchase warrants were exercised for proceeds of $3,896,848.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholder’s approved a new stock option plan (“2008 Plan”) to be compliant with the TSX (“Toronto Stock Exchange”) rules following the listing of the Company’s shares on the TSX in December 2007. Of the 17,000,000 stock options authorized for grant under the 2008 Plan, 3,040,617 stock options are available for grant at June 30, 2009.

At June 30, 2009, the following stock options were outstanding:

Options outstanding			Options exercisable
June 30, 2009			June 30, 2009
Range of	Number of	Weighted average	Weighted average	Number of options	Weighted average
exercise price	shares under	remaining contractual	exercise price	currently exercisable	exercise price
$	option #	life (years)	$	#	$
0.12 – 0.19	2,097,850	4.47	0.12	-	-
0.30 – 0.39	13,000	1.30	0.33	13,000	0.33
0.40 – 0.49	50,387	1.86	0.48	23,425	0.46
0.50 – 0.59	2,442,750	1.77	0.57	1,178,576	0.57
0.60 – 0.69	1,911,375	2.81	0.67	321,161	0.67
0.70 – 0.79	102,400	1.58	0.75	73,427	0.76
0.80 – 0.89	1,056,900	3.06	0.88	199,576	0.88
0.90 – 0.99	75,000	1.87	0.91	37,500	0.91
1.00 – 1.10	2,132,963	3.18	1.06	257,881	1.06
0.12 – 1.10	9,882,625	2.98	0.64	2,104,546	0.69

The options expire at various dates from August 30, 2009 to June 19, 2014.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2007	10,578,375	0.75
Options granted	2,432,000	0.23
Options forfeited - vested	(992,110)	0.72
Options forfeited - unvested	(1,065,450)	0.67
Options expired	(147,750)	0.56
Options exercised	(72,470)	0.51
Balance, December 31, 2008	10,732,595	0.65
Options granted	150,000	0.15
Options forfeited - vested	(644,520)	0.68
Options forfeited - unvested	(15,000)	0.12
Options expired	(340,450)	0.72
Options exercised	-	-
Balance, June 30, 2009	9,882,625	0.64

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the period ended June 30, 2009.

[d]	Stock-based compensation

For the three and six month periods ended June 30, 2009, the Company recognized compensation expense of $186,988 and $373,843 [2008 - $182,704 and $357,976], respectively, as a result of stock options granted to officers, directors and employees, and $Nil and $Nil [2008 - $1,008 and $4,396], respectively, as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation (cont’d)

The fair value of the stock options granted was determined using the Black Scholes option pricing model using the following assumptions:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Dividend yield	0%	0%	0%	0%
Expected volatility	90%	70%	90%	70%
Risk-free interest rate	1.34%	2.88%	1.34%	2.88%
Expected life in years	3.00	3.00	3.00	3.00
Fair value per stock option	$0.09	$0.38	$0.09	$0.38

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$

Cost of sales - products and services	13,240	13,024	26,474	24,505
Research and development	26,392	26,618	52,801	48,241
Marketing and business development	18,342	18,297	36,682	36,240
General and administrative	129,014	125,773	257,886	253,386
	186,988	183,712	373,843	362,372

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow.  At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange.  Previously, the escrow shares were to be released based on the Company’s cumulative cash flow.  Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months.  Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares.  As at June 30, 2009, 577,500 common shares have been released from escrow leaving a balance of escrow shares of 247,500.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[f]	Common share purchase warrants

At June 30, 2009, the following common share purchase warrants are outstanding:

	Number of common	Exercise price
Issue Date	shares issuable	$	Expiry date
October 28, 2008	15,542,218	$0.20	October 28, 2011
October 31, 2008	1,459,450	$0.20	October 31, 2011
May 21, 2009	44,696,666	$0.25	May 21, 2011
	61,698,334

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2007	12,094,534	0.62
Warrants issued	17,001,668	0.20
Warrants exercised	(6,285,239)	0.62
Warrants expired	(5,809,295)	0.62
Balance, December 31, 2008	17,001,668	0.20
Warrants issued	44,696,666	0.25
Balance, June 30, 2009	61,698,334	0.24

11. RELATED PARTY TRANSACTIONS

[a]	The following expenses were incurred by the Company for services provided by directors or companies related to or under their control:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$
General and administrative
Strategic consulting services	-	250,000	-	250,000
Directors’ fees	17,250	36,000	38,250	60,000
Legal fees	139,807	29,119	166,339	30,977
	157,057	315,119	204,589	340,977

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS (cont’d)

[a]	Cont’d

During June 2008 strategic consulting service fees in the amount of $250,000 were incurred by the Company for extraordinary services provided by a non-management member of the Board of Directors. This amount was paid in the three month period ended June 30, 2009.

For the three and six month periods ended June 30, 2009, directors’ fees totaling $17,250 and $38,250 [2008 - $36,000 and $60,000], respectively, were incurred by the Company for routine services provided by non-management members of the Board of Directors.  As at June 30, 2009, $21,750 remained outstanding and was included in the balance of accrued and other liabilities.  In the three month period ended June 30, 2009, the Company paid $103,500 to directors for amounts previously accrued.

The Company retains a law firm where a corporate partner is a non-management member of the Board of Directors.  For the three and six month periods ended June 30, 2009, the Company incurred legal expenses from this law firm totaling $139,807 and $166,339 [2008 - $29,119 and $30,977], respectively, of which $152,307 remains outstanding and is included in the balance of accounts payable and accrued and other liabilities as at June 30, 2009.

[b]	In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company.

The Company earned revenues from this development partner as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$
Product revenues	85,717	2,957	133,658	181,976
Contract service fees and revenues from
collaborative research arrangements	233,717	150,908	374,287	226,544
	319,434	153,865	507,945	408,520

As at June 30, 2009, $186,910 is included in trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

12. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology.  In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the  year  incurred.    The  agreement  terminates  on   the  expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the three and six  month periods ended June 30, 2009, the Company incurred an expense of $2,750 and $5,500 [2008 - $2,750 and $5,500], respectively, for royalty and license fees.

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

12. COMMITMENTS AND CONTINGENCIES (cont’d)

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement.  For the three and six month periods ended June 30, 2009, the Company incurred an expense of $14,699 and $56,111 [2008 – $29,828 and $42,131], respectively, for royalties to the supplier.

[e]	Lease agreements

[i]
The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement was October 1, 2005 to December 14, 2007.  The property sublease agreement term was extended from December 14, 2007 to March 31, 2008.  For the duration of the sublease extension term, the Company was required to pay the sub-landlord a total gross monthly rent of approximately $79,000 including maintenance and utilities.  Rent expense and associated fees related to the property sublease agreement for the three and six  month periods ended June 30, 2009 was $Nil and $Nil [2008 – negative $13,750 and positive $223,810], respectively.

[ii]
The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 8[iii]].

For the three and six month periods ended June 30, 2009, $374,377 and $751,335 [2008 - $417,812 and $877,007], respectively, was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 8[i]] and non-repayable leasehold improvement allowance [Note 8[ii]].

[iii]	The Company entered into a number of operating leases for administrative equipment.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

12. COMMITMENTS AND CONTINGENCIES (cont’d)

[iv]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
June 30,	$	$	$
2010	1,918,637	30,240	1,948,877
2011	1,956,316	30,240	1,986,556
2012	1,979,965	22,680	2,002,645
2013	2,004,298	-	2,004,298
2014	2,029,333	-	2,029,333
Thereafter	18,748,468	-	18,748,468
	28,637,017	83,160	28,720,177

* Includes base rent, administrative and management fees, estimated property taxes and repayable lease inducement payments

13. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in the United States, Europe, Asia and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For both the three and six months ended June 30, 2009, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from three customers [2008 – 100% from two customers for both the three and six months ended June 30, 2008].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$
United States	233,716	150,908	374,287	226,544
Europe	434,505	-	726,758	-
Total	668,221	150,908	1,101,045	226,544

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009 and 2008
(Unaudited - Expressed in Canadian dollars)

13. SEGMENTED INFORMATION (cont’d)

For the three and six months ended June 30, 2009, $1,438,004 and $2,753,524 in product sales were generated from three customers [2008 - $523,551 and $874,131 from three customers], respectively.

Product sales by customer location were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$
United States	1,165,218	510,221	2,465,876	965,006
Asia	650,667	44,024	1,273,944	390,035
Europe	117,647	163,711	348,667	270,515
Canada	74,945	127,642	197,155	317,527
Other	58,717	1,009	61,128	1,009
Total	2,067,194	846,607	4,346,770	1,944,092

Product sales by type of product were as follows:

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$
Clinical products	1,805,308	381,615	3,548,014	1,150,760
Vector products (West Nile Virus)	179,975	371,977	608,013	503,642
Bio-defense products	81,911	93,015	190,743	289,690
Total	2,067,194	846,607	4,346,770	1,944,092

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

15. SUBSEQUENT EVENT

On July 29 2009, the Company announced that it received a U.S. Food and Drug Administration (FDA) 510(k) clearance to market a rapid Respiratory Syncytial Virus (RSV) test.  The test, manufactured by Response Biomedical, runs on the RAMP® 200 Reader and will be marketed and sold by 3M Health Care as the 3M™ Rapid Detection RSV Test.